

December 11, 2012

Via E-mail
Heath Fountain
Chief Financial Officer
Heritage Financial Group, Inc.
721 N. Westover Blvd.
Albany, GA 31707

> **Re:    Heritage Financial Group, Inc.**
> **Form 10-K for the period ended December 31, 2011**
> **Filed March 15, 2012**
> **Form 10-Q for the period ended September 30, 2012**
> **File November 9, 2012**
> **File No. 001-34902**

Dear Mr. Fountain:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant